SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-18054

                           NOTIFICATION OF LATE FILING

Check one:
[ ]  Form 10-K
[ ]  Form 11-K
[ ]  Form 20-F
[X]  Form 10-Q
[ ]  Form N-SAR

For Period Ended:   DECEMBER 31, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the information relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION

Full name of registrant:     INDUSTRIAL DATA SYSTEMS CORPORATION

Former name if applicable:

600 CENTURY PLAZA DRIVE, BLDG. 140
Address of principal executive office (STREET AND NUMBER):

HOUSTON, TX 77073-6013
City, State and Zip Code:

                        PART II. RULE 12b-25 (b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K OR Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition portion thereof could not be filed within the prescribed time period.

On January 27, 1997, Industrial Data Systems Corporation filed the Registration Statement on Form 10-SB and on April 14, 1997 the Company filed its Annual Report on Form 10-KSB. Following the filing of these two documents, the Company received comments from the Securities and Exchange Commission on April 24, 1997. The Company has transmitted its response to the Securities and Exchange Commission on the Form 10-SB and the Form 10-KSB on this date. Therefore, the Company respectfully requests an extension of five days within which to file and transmit its Form 10-QSB for the period ended March 31, 1997.

                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

HULDA L. COSKEY, CHIEF FINANCIAL OFFICER    (281)           821-3200
           (Name)                        (Area code)    (Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).
[X]   Yes    [ ]   No

    (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ]   Yes(1) [X]   No

    If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      INDUSTRIAL DATA SYSTEMS CORPORATION
                (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     MAY 13, 1997         By: /s/ HULDA L. COSKEY
                                       Hulda L. Coskey, Chief Financial Officer